October 4, 2024

Paul Thompson
Chief Executive Officer
KinderCare Learning Companies, Inc.
5005 Meadows Road
Lake Oswego, OR 97035

       Re: KinderCare Learning Companies, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 30, 2024
           File No. 333-281971
Dear Paul Thompson:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Summary Consolidated Financial and Operating Data
Pro Forma Presentation, page 18

1. Please tell us how the pro forma earnings per share amounts were calculated. Please include your computation in your response.
Dilution, page 57

2. On page 58 you disclose that each $1 increase (decrease) in the assumed initial offering price would increase (decrease) average price per share paid by all stockholders by $11.55 per share. You also disclose that an increase (decrease) of 1 million shares offered would increase (decrease) average price per share paid by all stockholders by $11.46 per share.
       Please tell us how you determined these changes in average price per share paid by all stockholders.
 October 4, 2024
Page 2

Principal Stockholders, page 154

3. Please disclose the natural persons who have voting and dispositive control over the shares owned by all entities listed as major stockholders in the beneficial ownership table.
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
17. Subsequent Events, page F-72

4. You disclose that the outstanding shares of your Class A and Class B common stock are expected to convert to shares of common stock based on a conversion ratio of 8.375-to-
       one after the effective date of this registration statement on Form S-1, but immediately prior to and contingent upon the completion of your initial public offering. Please tell us your consideration of disclosing pro forma net income per share giving effect to the conversion of your Class A and Class B common stock.
       Please contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Faiza Rahman